SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934

                           For the month of June, 2009

                         Commission File Number 1-14948

                            Toyota Motor Corporation
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                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
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                           Aichi Prefecture 471-8571,
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                                      Japan
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                     (Address of Principal Executive Office)



     Indicate by check mark whether the registrant files or will file annual
reports under cover of Form 20-F or Form 40-F. Form 20-F X   Form 40-F
                                                        ---           ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Materials Contained in this Report:

I. English translations of 1) the Japanese-language Notice of Convocation of FY 2009 Ordinary General Shareholders' Meeting, and 2) the Japanese-language Business Report for the period from April 1, 2008 to March 31, 2009, each as distributed to the shareholders on June 2, 2009.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                       Toyota Motor Corporation



                                       By:   /s/ Takuo Sasaki
                                           --------------------------
                                           Name:  Takuo Sasaki
                                           Title: General Manager of
                                                  Accounting Division



Date:  June 4, 2009